

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2019

Keith Regnante
Chief Financial Officer
Wave Life Sciences Ltd.
7 Straits View #12-00
Marina One East Tower
Singapore 018936

     Re: Wave Life Sciences Ltd.
          Form 10-K for fiscal year ended December 31, 2018
          Filed March 1, 2019
          File No. 001-37627

Dear Mr. Regnante:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences